SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Appendix 4D

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

February 26, 2014

Prana Biotechnology Limited	(ASX:PBT)

Appendix 4D

For the Half Year Ended 31 December 2013

1. Company Information

Name of entity:	Prana Biotechnology Limited

ABN:	37 080 699 065

Current Reporting Period:	Half year ended 31 December 2013

Previous Corresponding Period:	Half year ended 31 December 2012

This report is to be read in conjunction with the 30 June 2013 Annual Report and is given in compliance with Listing Rule 4.2A.

2. Results for announcement to the market

Revenue from continuing operations	up	379.04%	to	$189,588

Loss after tax attributable to members	down	83.01%	to	($7,928,392)

Net loss for the period attributable to members	down	83.01%	to	($7,928,392)

Comments

Prana Biotechnology Ltd recorded revenue of A$189,588 for the period ended 31 December 2013 (2012: A$39,577), which is interest received on company bank accounts. The increase in interest received is due to increased amounts of cash on hand.

Prana Biotechnology Ltd has incurred a loss for the half year of A$7,928,392 (2012: A$4,332,321). This loss has increased due to an increase in expenditure on research and development.

Refer to the Directors' Report - Review of Operations for further information.

3. Net Tangible Assets per Security

Net Tangible Asset per Security (cents per security)
As at 31 December 2013	4.75
As at 30 June 2013	3.66

4. Details of entities over which control has been gained or lost during the period

Not applicable.

Prana Biotechnology Limited	(ASX:PBT)

5. Details of individual and total dividends

Dividends (distribution)	Amount per Security	Franked Amount per Security

Final dividend	Not applicable	Not applicable

Previous corresponding period	Not applicable	Not applicable

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)	Not applicable

6. Dividend reinvestment plan

Not applicable.

7. Details of associates and joint venture entities

Not applicable.

8. Foreign entities

Not applicable.

9. Audit qualification or review

These accounts were subject to a review by the auditors and the review report is attached as part of the Interim Financial Report.

10. Attachments

Interim Financial Report for the half year ended 31 December 2013 for Prana Biotechnology Limited.

11. Signed

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Director

Prana Biotechnology Limited

Dated: This 26th Day of February 2014

Interim Financial Report

Appendix 4D

Interim Financial Report

For the Half Year ended 31 December 2013

(Previous corresponding period: Half Year ended 31 December 2012)

To be read in conjunction with the 30 June 2013 Annual Report

In compliance with Listing Rule 4.2A

Table of Contents

Directors’ Report	5

Auditor’s Independence Declaration	7

Consolidated Statement of Comprehensive Income	8

Consolidated Statement of Financial Position	9

Consolidated Statement of Changes in Equity	10

Consolidated Statement of Cash Flows	11

Notes to the Consolidated Financial Statements	12

Directors’ Declaration	21

Auditor’s Review Report	22

Directors’ Report

Your Directors present the following Report on the consolidated entity consisting of Prana Biotechnology Limited (the Group) and the entities it controlled at the end of, or during, the half year ended 31 December 2013.

Directors

The following persons were Directors of the Group during the half-year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Mr Brian Meltzer	Non-Executive Independent Director
Dr George Mihaly	Non-Executive Independent Director
Mr Peter Marks	Non-Executive Independent Director
Mr Lawrence Gozlan	Non-Executive Independent Director

Results and Review of Operations

Results

The Group reported a loss for the half-year of $7,928,392 (2012: $4,332,321). The loss is after fully expensing all research and development costs.

Review of Operations

Detailed below is an update on the status of the Group’s development projects and overall operations for the half-year ended 31 December 2013.

The Group’s 30 June 2013 Annual Report contains detailed background information relating to its operations including its research and development projects and collaboration partners and should be read in conjunction with this report.

Key Events Summary

By the end of the calendar year 2013, Prana completed dosing across its two Phase II trials with our lead Metal Protein Attenuating Compound (MPAC), PBT2. In July 2013, we announced the successful completion of the Reach2HD study in mild to mid-stage Huntington’s Disease patients with 95% of participants completing the scheduled six months of treatment. The study will assess safety and tolerability of PBT2 together with cognitive, motor, behavioural and functional changes in HD patients. A small sub-study within Reach2HD will explore the effects of PBT2 on brain metal iron mapping using Magnetic Resonance Imaging (MRI). In addition, possible biomarkers of Huntington’s Disease will be assessed from plasma and urine samples. This study is the first clinical trial with PBT2 in this patient population. Throughout the trial, the Data Safety Monitoring Board - an independent group of experts who review the accumulated safety data in - met on five occasions and determined that the trial continue without any changes to the study protocol. The results were released on 18 February 2014.

In December 2013, we announced the successful completion of the ‘IMAGINE’ trial, a 12 month study in patients with prodromal or mild Alzheimer’s Disease (AD). The study is being supported in part by the New York based Alzheimer’s Drug Discovery Foundation (ADDF). The study will assess the effect of PBT2 on brain beta-amyloid deposits and brain activity using Positron Emission Tomography (PET) imaging techniques. Notably the screening intake criterion required patients to have a required level of amyloid deposition prior to entering the trial as measured by PET. The study will also measure cognitive endpoints as assessed by the Neuropsychological Test Battery (NTB) and functional endpoints as assessed by the Alzheimer Disease Cooperative Study-Activities of Daily Living Scale (ADCS –ADL). The results for the IMAGINE trial are expected to be released in first quarter 2014. As per the Reach2HD study, there was a 95% retention rate and no requirement by the DSMB to change the study protocol.

Directors’ Report Continued.....

On completion of the twelve month IMAGINE study, patients were invited to continue on an open label 12 month extension study, ‘IMAGINE-Ext’. All patients in the extension study, whether originally assigned placebo or 250mg per day PBT2, will receive 250mg PBT2 per day. At the end of the extension study all participants will have a PET scan to determine the amyloid burden, brain activity and volumetric changes through MRI. In addition, cognitive and functional measures will be assessed. Accordingly this trial will permit long term effects with PBT2 administration over either 24 or 12 months to be studied. As of December 2013, 83% of patients completing the IMAGINE study moved onto IMAGINE –Ext.

Perhaps indicative of the growing interest in Prana’s novel therapeutic approach in neurodegenerative disease, PBT2 was named as one of the ‘Top 10 Neuroscience Projects to Watch’ by Elsevier Business Intelligence in September 2013.

Prana’s lead MPAC for Parkinson’s Disease and other movement disorders, PBT434 was the subject of a £150,000 grant by the Parkinson’s UK (formerly Parkinson’s Disease Society) to the University of Leeds. The University of Leeds will collaborate with Florey Institute of Neuroscience and Mental Health in Melbourne to further investigate the mechanisms of action of PBT434 that underpins its potential as a therapeutic agent.

In October 2013, Prana scientist, Assoc. Professor Paul Adlard, published a paper entitled, “A Novel Approach to Rapidly Prevent Age-Related Cognitive Decline” in the journal Aging Cell. Previously we have reported the positive effects of PBT2 on increasing neuronal number, synaptic density and the up regulation of critical markers of synaptic function and plasticity in transgenic animal models of Alzheimer’s Disease. In this new body of work PBT2 was administered to aged and cognitively impaired mice and was shown to improve their cognitive performance as well as increase the number of neurons and synaptic density and function in a manner similar to the transgenic Alzheimer’s mice. The significance in these findings is that they point to the need for a disease modifying therapeutic to address neuronal health and synaptic function that are impaired in the disease state, in addition to reducing underlying A-Beta burden and tau protein pathology.

In August 2013, we issued a prospectus providing for the sale of up to US$47,184,000 of our ordinary shares under an amended At-The-Market Issuance Sales Agreement with MLV dated August 30, 2013. As of December 31, 2013, we issued a total amount of 5.9 million ADSs under the Group’s At-The-Market Issuance Sales Agreement for gross proceeds of A$17.59 million (US$16.99 million).

In August 2013, 10 million unlisted options due to expire on September 11, 2013 were exercised for consideration of A$0.30 per share. The options were exercised into ordinary shares resulting in A$3 million received by the Group to fund operations.

Since the end of the reporting period to the time the consolidated financial statements were authorized for issue, 6,128,900 unlisted options due to expire on March 24, 2015 were exercised for consideration of A$0.225 per share. A further 50,000 unlisted options due to expire on March 20, 2017 were exercised for consideration of A$0.25 per share. The options were exercised into ordinary shares resulting in A$1,391,503 received by the Group to fund operations.

Auditor’s Independence Declaration

A copy of the Auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Officer

Melbourne

Dated: The 26th Day of February 2014

Auditor’s Independence Declaration

Auditor's Independence Declaration

As lead auditor for the review of Prana Biotechnology Limited for the half year ended 31 December 2013, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limited and the entities it controlled during the period.

Anton Linschoten
Partner
PricewaterhouseCoopers

Melbourne
26 February 2014

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Consolidated Statement of Comprehensive Income

Consolidated

Statement of Comprehensive Income

For the Half Year Ended 31 December 2013

	Consolidated Entity
	Note	31 December 2013	31 December 2012
		$	$

Revenue from ordinary activities	4	189,588	39,577

Other Income	4	1,460,480	2,265,883
Intellectual property expenses		(215,610)	(145,211)
Auditor and accounting expenses		(26,609)	(57,026)
Research and development expenses	5	(6,849,527)	(3,982,589)
Corporate personnel expenses		(1,366,622)	(1,512,054)
Depreciation expenses		(11,967)	(12,539)
Other expenses		(724,816)	(648,878)
Travel expenses		(179,453)	(68,529)
Public relations and marketing expenses		(126,459)	(59,459)
Foreign exchange gain (loss)		235,697	(75,661)
Loss on fair valuation of financial liabilities		(313,094)	(75,835)

Loss before income tax expense		(7,928,392)	(4,332,321)

Income tax expense		-	-

Loss after income tax for the period		(7,928,392)	(4,332,321)

Other comprehensive income (loss)		-	-

Other comprehensive income (loss) for the period, net of tax		-	-

Total comprehensive loss for the period		(7,928,392)	(4,332,321)

		Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the Group:
Basic loss per share	9	(1.97)	(1.36)
Diluted loss per share	9	(1.97)	(1.36)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

Consolidated Statement of Financial Position

Consolidated

Statement of Financial Position

As at 31 December 2013

	Consolidated Entity
	Note	31 December 2013	30 June 2013
		$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents		19,300,061	13,346,760
Trade and other receivables		4,981,555	3,523,938
Other current assets		149,890	112,242

TOTAL CURRENT ASSETS		24,431,506	16,982,940

NON-CURRENT ASSETS
Plant and equipment		47,644	46,893
Other non-current assets		43,988	43,988

TOTAL NON-CURRENT ASSETS		91,632	90,881

TOTAL ASSETS		24,523,138	17,073,821

LIABILITIES
CURRENT LIABILITIES
Trade and other payables		3,051,461	1,775,666
Other financial liabilities	14	1,220,922	870,801
Provisions		418,732	419,176
Unearned income		39,949	33,332

TOTAL CURRENT LIABILITIES		4,731,064	3,098,975

NON-CURRENT LIABILITIES
Provisions		706	133

TOTAL NON-CURRENT LIABILITIES		706	133

TOTAL LIABILITIES		4,731,770	3,099,108

NET ASSETS		19,791,368	13,974,713

EQUITY
Issued and unissued capital	7	116,095,229	101,379,111
Reserves	8	9,555,854	10,526,925
Accumulated losses		(105,859,715)	(97,931,323)

TOTAL EQUITY		19,791,368	13,974,713

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

Consolidated Statement of Changes in Equity

Consolidated

Statement of Changes in Equity

For the Half Year Ended 31 December 2013

	Consolidated Entity
	Issued and Unissued Capital	Reserves	Accumulated Losses	Total
	$	$	$	$

Balance at 30 June 2012	86,134,077	9,633,451	(90,144,081)	5,623,447
Transactions with owners in their capacity as owners:
Shares issued gross of costs	7,997,768	-	-	7,997,768
Options issued	-	665,351	-	665,351
Equity to be issued	11,550	-	-	11,550
Transaction costs	(500,708)	-	-	(500,708)
	7,508,610	665,351	-	8,173,961
Loss for the period	-	-	(4,332,321)	(4,332,321)
Total comprehensive loss for the period	-	-	(4,332,321)	(4,332,321)
Balance at 31 December 2012	93,642,687	10,298,802	(94,476,402)	9,465,087
Transactions with owners in their capacity as owners:
Shares issued gross of costs	8,263,041	-	-	8,263,041
Options issued	-	228,123	-	228,123
Equity to be issued	(11,550)	-	-	(11,550)
Transaction costs	(515,067)	-	-	(515,067)
	7,736,424	228,123	-	7,964,547
Loss for the period	-	-	(3,454,921)	(3,454,921)
Total comprehensive loss for the period	-	-	(3,454,921)	(3,454,921)
Balance at 30 June 2013	101,379,111	10,526,925	(97,931,323)	13,974,713
Transactions with owners in their capacity as owners:
Shares issued gross of costs	10,488,322	-	-	10,488,322
Options exercised	4,743,248	(1,588,447)	-	3,154,801
Options issued	-	617,376	-	617,376
Equity to be issued	42,350	-	-	42,350
Transaction costs	(557,802)	-	-	(557,802)
	14,716,118	(971,071)	-	13,745,047
Loss for the period	-	-	(7,928,392)	(7,928,392)
Total comprehensive loss for the period	-	-	(7,928,392)	(7,928,392)
Balance at 31 December 2013	116,095,229	9,555,854	(105,859,715)	19,791,368

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

Consolidated Statement of Cash Flows

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2013

	Consolidated Entity
	Note	31 December 2013	31 December 2012
		$	$

CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees		(7,631,115)	(4,647,055)
Interest received		193,141	39,309
Michael J Fox Foundation Grant		-	56,266
Other grants		2,500	3,000

NET OPERATING CASH FLOWS	11	(7,435,475)	(4,548,480)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payment for purchases of plant and equipment		(12,718)	(10,255)

NET INVESTING CASH FLOWS		(12,718)	(10,255)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of securities		13,643,123	7,997,768
Transaction costs relating to equity issuances		(557,802)	(500,708)
Proceeds from borrowings		-	342,923

NET FINANCING CASH FLOWS		13,085,321	7,839,983

NET INCREASE IN CASH AND CASH EQUIVALENTS		5,637,128	3,281,248

Cash and cash equivalents at the beginning of reporting period		13,346,760	5,636,469
Effects of exchange rate changes on cash and cash equivalents		316,173	(75,640)

CASH AND CASH EQUIVALENTS AT THE END OF REPORTING PERIOD		19,300,061	8,842,077

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

Notes to the Consolidated Financial Statements

Note 1 - Basis of Preparation

This general purpose financial report for the interim half year reporting period ended 31 December 2013 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all the notes of the type normally included in an annual financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2013 and any public announcements made by Prana Biotechnology Limited (‘the Group’) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

This interim financial report of the Group was authorised for issue by the Board of Directors on 26 February 2014.

Accounting Policies

The Group had to change some of its accounting policies as the result of new or revised accounting standards which became effective for the annual reporting period commencing on 1 July 2013.

The affected policies and standards are:

•	Accounting for employee benefits – revised AASB 119 Employee Benefits
•	AASB 13 Fair Value Measurement

AASB 119

The adoption of the revised AASB 119 Employee Benefits resulted in changes to the entity’s accounting policy which significantly affected items recognised in the consolidated financial statements:

The revised standard has also changed the accounting for the Group’s annual leave obligations. As the Group does not expect all annual leave to be taken within 12 months of the respective service being provided, annual leave obligations are now classified as long-term employee benefits in their entirety. This revision affects the measurement of these obligations, as the obligations are now measured on a discounted basis. The impact of this change was immaterial therefore the Group did not change the measurement of these obligations.

AASB 13

AASB 13 defines and sets out a framework for measuring fair value and aims to enhance fair value disclosures. In substance, AASB 13 codifies many of the existing fair value practices but may in certain instances result in a change to fair values. The new guidance will also increase financial statement disclosure at both the half and full years.

There are a number of new principles that could result in a change to the fair value measurement of assets and liabilities. These include:

•	inclusion of counter party or own credit risk in fair value measurement for derivative assets, derivative liabilities and debt at fair value
•	confirming the accounting policy for determining fair value for instruments with a bid/ask spread

AASB 13 also introduces extensive disclosure requirements for financial and non-financial instruments, including disclosures about:

•	valuation techniques and inputs used to develop both recurring and non-recurring measurements of assets and liabilities carried at fair value after initial recognition;
•	for recurring and non-recurring fair value measurements at period end, the level in which they are categorised in the fair value hierarchy – this includes non-financial assets held at fair value, such as investment property

All other accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2013.

Notes to the Consolidated Financial Statements Continued.....

Going Concern

The Group is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. For the six months ended 31 December 2013, the Group incurred an operating loss of A$7,928,392, compared to an operating loss of A$4,332,321 during the six months ended 31 December 2012. As at 31 December 2013, the Group’s net assets stood at A$19,791,368, compared to A$13,974,713 at 30 June 2013. The Group’s cash position has increased to A$19,300,061 at 31 December 2013 from A$13,346,760 at 30 June 2013.

Since the end of the reporting period to the time the consolidated financial statements were authorized for issue, 6,128,900 unlisted options due to expire on 24 March 2015 were exercised for consideration of A$0.225 per share. A further 50,000 unlisted options due to expire on 20 March 2017 were exercised for consideration of A$0.25 per share. The options were exercised into ordinary shares resulting in A$1,391,503 received by the Group to fund operations. In addition, since the end of the reporting period, the Group received payment of A$4.09 million from the Australian Tax Office in respect of its 2013 R&D claim. This amount was recorded as a Trade Receivable at 31 December 2013.

Cash on hand at 31 December 2013 plus subsequent capital inflows are considered sufficient to meet the Group's forecast cash outflows for, at least, 12 months from the date of this report. While there is an inherent uncertainty in the Group's cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•	The Group has an existing "at the market” (ATM) facility through which it can raise additional funds of up to US$48.73 million by the sale of American Depositary Receipts ("ADRs"). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in May, 2011, and amended in August 2013 has been a successful source of raising funds. As at the date of this report the Group sold 5,930,704 of its ADRs for aggregate gross proceeds of approximately A$17.59 million (US$16.99 million).

•	The Group has on issue a total of 20,090,218 unlisted, unexercised options. The options have exercise prices ranging from nil to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$7.4 million in total.

•	In addition, the Group continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital.

•	Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above mentioned methods, the Group has the ability to scale down its operations and prioritise its research and development programs.

On this basis, the Directors are satisfied that the Group is a going concern and at this time and are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at 31 December 2013.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The new provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A 45% refundable tax offset, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable tax offset of 45% of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the six month period to 31 December 2013 the Group has recorded an item in other income of A$1.45 million compared to an amount of A$2.19 million recorded for the six month period to 31 December 2012.

Notes to the Consolidated Financial Statements Continued.....

Note 2 - Dividends

The Group resolved not to declare any dividends for the period ended 31 December 2013.

Note 3 - Segment Information

The Group's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 4 – Revenue and other income

	31 December 2013	31 December 2012
	$	$

Other revenue
Interest	189,588	39,577

Total other revenue	189,588	39,577

Other income
R&D Tax Concession	1,457,980	2,190,054
Michael J Fox Foundation & other grants	2,500	75,829

Total other income	1,460,480	2,265,883

Note 5 – Research and Development

	Note	31 December 2013	31 December 2012
		$	$

Research and development expenses

Personnel expenses related to research and development	(a)	531,884	236,415
Research and development expenses	(b)	6,317,643	3,746,174

Total research and development expenses		6,849,527	3,982,589

(a) Personnel expenses related to research and development consist of expenses paid for wages of employees and consultants engaged by the Group to conduct research and development activities.

(b) Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

Note 6 - Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Notes to the Consolidated Financial Statements Continued.....

Note 7 - Contributed Equity

		31 December 2013		30 June 2013
	Note	No.	$	No.	$

Fully Paid Ordinary Shares	(a)	416,481,096	113,393,585	381,610,426	98,677,467
Options over Fully Paid Ordinary Shares	(b)	-	2,701,644	-	2,701,644

Total Issued and Unissued Capital			116,095,229		101,379,111

(a) Fully Paid Ordinary Shares

At the beginning of reporting period		381,610,426	98,677,467	297,980,818	83,432,433
Shares issued		22,256,780	10,530,672	83,629,608	16,260,809
Shares issued upon exercise of options		12,613,890	4,743,248	-	-
Transaction costs relating to share issues		-	(557,802)	-	(1,015,775)

At reporting date		416,481,096	113,393,585	381,610,426	98,677,467

(b) Options over Fully Paid Ordinary Shares

At the beginning of reporting period		-	2,701,644	-	2,701,644

At reporting date		-	2,701,644	-	2,701,644

Note 8 – Reserves

		31 December 2013		30 June 2013
	Note	No.	$	No.	$

Options over Fully Paid Ordinary Shares	8a	25,356,721	7,586,857	35,544,121	8,557,928
Options over ADRs	8b	-	1,515,434	-	1,515,434
Options over Warrants	8c	612,397	453,563	612,397	453,563

Total Share Based Payments		25,969,118	9,555,854	36,156,518	10,526,925

(a) Options over Fully Paid Ordinary Shares

At the beginning of reporting period		35,544,121	8,557,928	28,360,328	7,664,454
Options issued during the period	(i)	2,426,490	617,376	10,683,793	893,474
Exercise of options	(ii)	(12,613,890)	(1,588,447)	-	-
Expiration of options	(iii)	-	-	(3,500,000)	-

At reporting date		25,356,721	7,586,857	35,544,121	8,557,928

Notes to the Consolidated Financial Statements Continued.....

Note 8 – Reserves Cont.

(i) Options issued during the period

31 December 2013	Details	Number	Option fair value $	$
5 August 2013	Issued to consultants [1]	306,490	0.18	54,016
2 October 2013	Issued to consultants [2]	360,000	0.22	77,847
25 October 2013	Issued to consultants [3]	200,000	0.16	32,060
4 November 2013	Issued to consultants [4]	200,000	0.23	45,087
4 November 2013	Issued to key management personnel [4]	160,000	0.23	36,070
12 December 2013	Issued to consultants [5]	1,200,000	0.31	372,296
		2,426,490		617,376

30 June 2013	Details	Number	Option fair value $	$
12 December 2012	Issued to directors and key management personnel [6]	9,000,000	0.07	665,350
26 June 2013	Issued to employees [7]	641,923	0.14	86,969
26 June 2013	Issued to consultants [7]	1,041,870	0.14	141,155
		10,683,793		893,474

(ii) Exercise of options

31 December 2013	Details	Number	Exercise Price $	$
26 August 2013	Exercise of options [8]	(286,625)	-	(35,666)
26 August 2013	Exercise of options [9]	(10,000,000)	0.30	(857,143)
26 August 2013	Exercise of options [10]	(150,000)	0.25	(14,640)
3 October 2013	Exercise of options [8]	(722,418)	-	(300,404)
25 October 2013	Exercise of options [8]	(277,478)	-	(39,290)
4 November 2013	Exercise of options [8]	(722,419)	-	(300,405)
25 November 2013	Exercise of options [6]	(200,000)	0.33	(14,786)
12 December 2013	Exercise of options [10]	(73,200)	0.25	(7,144)
20 December 2013	Exercise of options [8]	(81,750)	-	(11,576)
20 December 2013	Exercise of options [6]	(100,000)	0.33	(7,393)
		(12,613,890)		(1,588,447)

(iii) Expiration of options

30 June 2013	Details	Number	$
23 September 2012	Expired, unexercised, 23 September 2012 [11]	(3,500,000)	-
		(3,500,000)	-

Notes to the Consolidated Financial Statements Continued.....

Note 8 – Reserves Cont.

		31 December 2013		30 June 2013
	Note	No.	$	No.	$
(b) Options over ADRs

At the beginning of reporting period		-	1,515,434	380,000	1,515,434
Expired options, unexercised	(i)	-	-	(380,000)	-

At reporting date		-	1,515,434	-	1,515,434

(i) Expired options, unexercised

30 June 2013	Details	Number	$
17 December 2012	Expired, unexercised, 17 December 2012 [12]	(380,000)	-
		(380,000)	-

[1]	Options exercisable at $0.66 on or before 4 August 2018
[2]	Options exercisable at $0.66 on or before 1 October 2018
[3]	Options exercisable at $0.61 on or before 24 October 2018
[4]	Options exercisable at $0.73 on or before 3 November 2018
[5]	Options exercisable at $1.04 on or before 11 December 2018
[6]	Options exercisable at $0.33 on or before 13 December 2017
[7]	Options exercisable at $0.37 on or before 25 June 2018
[8]	Options exercisable at $nil on or before 7 August 2014 with a share price hurdle of $0.40 for 5 consecutive trading days
[9]	Options exercisable at $0.30 on or before 11 September 2013
[10]	Options exercisable at $0.25 on or before 20 March 2017
[11]	Options exercisable at $0.30 on or before 23 September 2012
[12]	Options exercisable at US$5.00 on or before 17 December 2012.

		31 December 2013		30 June 2013
	Note	No.	$	No.	$
(c) Options over Warrants 1&2

At the beginning of reporting period [1]		-	453,563	-	453,563
At the beginning of reporting period [2]		612,397	-	612,397	-

At reporting date		612,397	453,563	612,397	453,563

[1]	Warrants exercisable at USD$8.00 on or before 4 June 2009. These warrants are convertible to ADRs, 1 ADR = 10 ordinary shares. These warrants expired without being exercised on 4 June 2009.
[2]	Warrants exercisable at A$0.17 on or before 25 February 2016.

Notes to the Consolidated Financial Statements Continued.....

Note 9 - Loss per Share

	31 December 2013	31 December 2012
Basic loss per share (cents)	(1.97)	(1.36)
Diluted loss per share (cents)	(1.97)	(1.36)

	$	$
a) Net loss used in the calculation of basic and diluted loss per share	(7,928,392)	(4,332,321)

	No.	No.
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	403,039,013	319,088,732

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore all the options have been excluded from the calculation of diluted loss per share. There have been no other conversions to, call of, or subscriptions for ordinary shares since the reporting date and before the completion of this report.

Note 10 - Net Tangible Assets

	31 December 2013	30 June 2013
Net Tangible Assets	$19,791,368	$13,974,713
No. of Shares	416,481,096	381,610,426

Net Tangible Assets per share (cents)	4.75	3.66

Note 11 - Cash Flow Reconciliation

	31 December 2013	31 December 2012
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax Expense	(7,928,392)	(4,332,321)

Add back depreciation expense	11,967	12,539
Add back loss on fair value of financial liabilities	350,121	75,835
Add back share based payments expense	659,727	677,051
(Gain) on sale of plant & equipment	-	(150)
Increase in provisions	129	65,789
Increase in accounts receivable	(1,457,617)	(2,233,724)
Increase in other current assets	(37,648)	(32,588)
Increase in accounts payable	1,275,795	1,160,012
Increase/(Decrease) in other current liabilities	6,617	(16,563)
Add back loss/(gain) from foreign exchange	(316,174)	75,640
Net Operating Cash Flows	(7,435,475)	(4,548,480)

(b) Reconciliation of cash and cash equivalents

	31 December 2013	30 June 2013
Cash and cash equivalents at the end of the financial period as shown in the Consolidated Statement of Cash Flows is reconciled to items in the Consolidated Statement of Financial Position as follows:
Cash and cash equivalents	$19,300,061	$13,346,760

Notes to the Consolidated Financial Statements Continued.....

Note 12 - Events Subsequent to Reporting Date

Post 31 December 2013, 6,128,900 unlisted options due to expire on March 24, 2015 were exercised for consideration of A$0.225 per share. A further 50,000 unlisted options due to expire on March 20, 2017 were exercised for consideration of A$0.25 per share. The options were exercised into ordinary shares resulting in A$1,391,503 received by the Group to fund operations.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Group, the result of those operations or the state of affairs of the Group in subsequent financial years.

Note 13 – Related Party Transactions

There has been no significant change in related party transactions since the last annual reporting date.

Note 14 – Financial Liabilities

		31 December 2013	30 June 2013	31 December 2013	30 June 2013
	Note	No.	No.	$	$
Current
Convertible Promissory Note	(a)	-	-	839,667	802,641
Warrants over ordinary shares	(b)	612,397	612,397	381,255	68,160

				1,220,922	870,801

(a)	Convertible Promissory Note

In the Financial Year ended 30 June 2011 the Group entered into an agreement with the Alzheimer’s Drug Discovery Foundation (“ADDF”) to receive a grant of up to US$700,000, receivable in two instalments of US$350,000. As at 31 December 2013 both instalments totalling US$700,000 have been received. As a condition to receiving the grant and on execution of the agreement, the Group executed a Convertible Promissory Note in the amount of the first instalment. The Group increased the Convertible Promissory in the amount of the second instalment following receipt of the second instalment in the Financial Year ended 30 June 2013. This Convertible Promissory Note will govern the terms of repayment of the grant or the conversion into ordinary shares of the Group. Further, as a condition to receiving the grant, on receipt of the first instalment, the Group issued a warrant to ADDF to purchase ordinary shares of the Group.

The Convertible Promissory Note is classified as a financial liability in accordance with AASB 132 and AASB 139 for recognition and measurement.

The terms of the Convertible Promissory Note are as follows:

Interest Payable -	Per annum rate equal to the United States “prime” rate as published by the Wall Street Journal, compounds annually and payable at maturity.

Maturity -	All unpaid principal, together with any unpaid and accrued interest, will be due and payable on the 3rd anniversary of the date of the agreement.

Note holder conversion -	Upon the Group closing an equity financing of at least US$1M, excluding the principal amount of the Notes, the outstanding principal, together with unpaid and accrued interest, the Note holder may elect to convert the total outstanding amounts into units of securities issued in the equity financing at a conversion price equal to the lowest per unit price paid by investors in that financing.

Company conversion -

If, at any time, any unpaid principal, together with any unpaid and accrued interest, is due and payable by the Group to the Note holder in cash and the Group does not have the capacity to repay the total outstanding amounts in cash, the Group may elect to substitute an issue of ordinary shares equal to the total outstanding amount at a 20% discount to a 5 day VWAP.

Notes to the Consolidated Financial Statements Continued.....

(b)	Warrants to purchase ordinary shares

As per an agreement with the Alzheimer's Drug Discovery Foundation, the Group issued warrants to purchase 612,397 ordinary shares to the ADDF representing 30% of the value of the first tranche of US$350,000 received during the financial year ended 30 June 2011.

The warrants are exercisable into Ordinary Shares on or before 25 February 2016 at an exercise price of AUD$ 0.17 per share.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital.

On initial recognition the warrants issued to ADDF are measured at fair value on the Consolidated Statement of Financial Position. At each reporting date the Financial Liability representing the Warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Consolidated Statement of Comprehensive Income.

Note 15 – Financial Instruments measured at Fair Value

The financial instruments recognised at fair value in the Consolidated Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consist of the following levels:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(b)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

During the current and previous reporting periods, none of the Group’s assets and liabilities except for other financial liabilities had their fair value determined using the fair value hierarchy. Other financial liabilities consisting of the convertible promissory note and warrants (as detailed in Note 14) were classified as a level 2 instrument. The value of the loss in the current and previous reporting period recognised from revaluing the liability was $313,094 (2012: $75,835). This amount was included in loss on fair valuation of financial liabilities in the Consolidated Statement of Comprehensive Income. No transfers between the levels of the fair value hierarchy occurred during the current or previous reporting periods.

The directors consider that the carrying amount of all other financial assets and liabilities recorded in the financial statements approximate their fair value.

Director’s Declaration

The Directors’ of the Group declare that;

1.	The consolidated financial statements and notes, as set out on pages 7 to 19 are in accordance with the Corporations Act 2001, including:

a.	complying with Accounting Standard AASB 134: Interim Financial Reporting, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.	giving a true and fair view of the Group’s financial position as at 31 December 2013 and of its performance for the half year ended on that date.

2.	In the Directors’ opinion there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler

Executive Chairman and Chief Executive Director

Melbourne

Dated: This 26th Day of February 2014

Auditors Review Report

Independent auditor's review report to the members of Prana Biotechnology Limited

Report on the Half Year Financial Report

We have reviewed the accompanying Half Year Financial Report of Prana Biotechnology Limited, which comprises the Consolidated Statement of Financial Position as at 31 December 2013, and the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the half-year ended on that date, selected explanatory notes and the directors' declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises both Prana Biotechnology Limited (the company) and the entities it controlled during the half-year.

Directors' responsibility for the Half Year Financial Report

The directors of the company are responsible for the preparation of the Half Year Financial Report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the Half Year Financial Report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on the Half Year Financial Report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2013 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a Half Year Financial Report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Auditors Review Report Continued.....

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the Half Year Financial Report of Prana Biotechnology Limited is not in accordance with the *Corporations Act 2001* including:

PricewaterhouseCoopers

Anton Linschoten
Partner

Melbourne
26 February 2014